For immediate release	Exhibit No. 99.2

Fairmont Hotels & Resorts Inc. Appoints New CFO
- John Carnella Named as Executive Vice President and CFO-

TORONTO, January 19, 2005 - Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”)(TSX/NYSE: FHR) announced today the appointment of John Carnella as Executive Vice President and Chief Financial Officer effective March 1, 2005, reporting to William Fatt, Fairmont’s CEO.

“Continuing to extend Fairmont as a global luxury brand demands leveraging the strength of our balance sheet and effectively deploying capital for expansion opportunities,” said Mr. Fatt. “The CFO plays a critical role executing Fairmont’s comprehensive growth strategy and ensuring stakeholder value.”

Mr. Carnella brings over 16 years of finance, capital markets and real estate investment experience to this position. Most recently he served as Senior Vice President Finance and Treasurer of Host Marriott Corporation. Mr. Carnella joined Host Marriott in 1997 and has held Senior Vice President roles in both the Finance and Acquisition departments.

“John’s proven finance experience and demonstrated business acumen make him the ideal choice for optimizing Fairmont’s financial performance,” Mr. Fatt noted.

Mr. Carnella holds an MBA from The Wharton School of Business at the University of Pennsylvania and a Bachelor’s degree in Hotel Administration from Cornell University. He will be based in Toronto.

About Fairmont Hotels & Resorts, Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's managed portfolio consists of 83 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 46 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Media	Investors
Laura Fairweather	Denise Achonu
Executive Director Public Relations	Executive Director Investor Relations
416/874-2404	416/874-2485
laura.fairweather@fairmont.com	denise.achonu@fairmont.com